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                            December 1, 2022

       Tim Smith
       Chief Executive Officer, President
       U.S. GoldMining Inc.
       1030 West Georgia Street, Suite 1830
       Vancouver, BC, Canada V6E 2Y3

                                                        Re: U.S. GoldMining
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
4, 2022
                                                            CIK No. 0001947244

       Dear Tim Smith:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Form S-1

       Summary
       Overview, page 1

   1. We note the disclosure that you are an exploration stage company and your sole project is currently the Whistler
Project. Please further balance your disclosure by clarifying here that you have no
operating revenues, and do not anticipate generating operating revenues for the foreseeable
future. We note your disclosure at page 20.
       Risk Factors, page 17

   2. We note your disclosure that you rely on financing by way of an inter-company agreement with GoldMining Inc. to
fund your activities. Please revise your risk factors to disclose
 Tim Smith
FirstName LastNameTim    Smith
U.S. GoldMining  Inc.
Comapany1,
December  NameU.S.
             2022     GoldMining Inc.
December
Page 2    1, 2022 Page 2
FirstName LastName
         you are reliant on this financing agreement, and the potential consequences if the financing is interrupted or terminated.
3. Please revise your disclosures to disclose if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.
Business Overview, page 45

4. We note your disclosure on page F-16 that in October 2022 you incorporated U.S.
         Goldmining Canada, Inc., a wholly owned subsidiary organized under the laws of British
         Columbia. Please describe the business intended to be conducted by your subsidiary, and whether U.S. Goldmining Canada has any operations and owns any assets. Project Description, Location and Access, page 49

5. Please disclose the total cost or book value of your material property as required by Item
         1304(B)(2)(iii) of Regulation S-K.
Mineral Resources Estimates, page 53

6. Please revise your resource summaries to clarify your Net Smelter Return (NSR) is the internal or marginal cutoff grade and mining costs are not included in your open pit resource NSR calculations. In addition, please disclose your underground mining costs and explain whether your underground NSR is a breakeven or internal/marginal NSR.
         See Item 601(B)(96)(iii)(b)(11)(iii) of Regulation S-K.
Executive Compensation, page 74

7. We note your disclosure that your former President was not separately compensated for his services, and your Chief Executive Officer and Chief Financial Officer do not have compensation agreements or receive a base salary directly from the Company. Please disclose all compensation paid to the Executive Officers, even if they were compensated indirectly for their services. See Item 402(n)(2) of Regulation S-K.
Exhibit 96.1 Whistler
Property Geology, page ES-6

8. Please provide a stratigraphic column of the local geology as required by Item
         601(B)(96)(iii)(b)(6)(iii) of Regulation S-K.
Exhibit 96.1 Whistler
Mineral Resource Estimate, page ES-11

9. Please revise your resource summaries in your exhibit to clarify your NSR is the internal or marginal cutoff grade and mining costs are not included in your open pit resource NSR calculations. In addition, please disclose your underground mining costs and explain
 Tim Smith
U.S. GoldMining Inc.
December 1, 2022
Page 3
      whether your underground NSR is a breakeven or internal/marginal NSR. See Item
      601(B)(96)(iii)(b)(11)(iii) of Regulation S-K.
10. We note your use a 3% NSR royalty in the resource section for your cutoff grade determination. However, on page 14, Gold Royalty U.S. Corp has a 2.75% NSR pursuant to an assignment agreement dated January 11, 2021 with a further 1% NSR royalty pursuant to a royalty agreement on the same date, while acknowledging that a portion of these royalties may be repurchased. Please disclose the reasoning for the selecting the 3%
      royalty.
General

11. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
        You may contact Steve Lo, Staff Accountant at 202-551-3394 or Craig Arakawa,
Accounting Branch Chief at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at
(202) 551-3718 for engineering related questions. Please contact Michael
Purcell,
Staff Attorney at 202-551-5351 or Loan Lauren Nguyen, Legal Branch Chief at 202-551-3642
with any other questions.



                                                            Sincerely,
FirstName LastNameTim Smith
                                                            Division of
Corporation Finance
Comapany NameU.S. GoldMining Inc.
                                                            Office of Energy &
Transportation
December 1, 2022 Page 3
cc:       Rick Werner
FirstName LastName